Exhibit H

Filings Under the Public Utility Holding Company Act of

1935, as amended ("Act")

SECURITIES AND EXCHANGE COMMISSION

November __, 2003

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by ________, 2003, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After ________, 2003, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

Entergy Corporation ("Entergy"), a Delaware corporation located at 639 Loyola Avenue, New Orleans, Louisiana 70113, and its subsidiaries Entergy-Koch, LP ("EKLP"), a Delaware limited partnership, and Entergy-Koch Trading, LP, a Delaware limited partnership, each located at 20 East Greenway Plaza, Houston, Texas 77046 ("EKT"; Entergy, EKLP and EKT, collectively, the "Applicants"), have filed a post-effective amendment to an application-declaration under Sections 6, 7, 9, 10, 12 and 13 of the Act and Rules 45, 46, 53, 54, 90 and 91 under the Act (the "Application").

Pursuant to the initial Commission order in this File, dated January 5, 2001 (the "Initial Order")1, Entergy joined with Koch Industries, Inc. ("Koch") to form EKLP. Entergy and Koch each own indirectly 50% of the general and limited partnership interests in EKLP. EKLP, through its subsidiaries (including EKT), is engaged in physical and financial natural gas and power trading, and weather derivatives trading, in the United States, the United Kingdom, Western Europe, and Canada. In addition, EKLP's subsidiary, Gulf South Pipeline Company, LP (formerly Koch Gateway Pipeline Company) ("Gulf South"), engages in the gathering, transmission, and storage of natural gas in the Gulf Coast region. Gulf South meets all of the conditions of Rule 16 under the Act2 and is therefore exempt from all obligations, duties and liabilities that would otherwise be imposed upon Gulf South by or under the Act as a subsidiary company or affiliate of Entergy.

In addition to approving the creation of EKLP, the Commission in its Initial Order authorized (i) EKLP to issue guarantees or provide other forms of credit support, through December 31, 2005 (the "Authorization Period"), to or for the benefit of its subsidiaries in an aggregate amount not to exceed $2 billion, (ii) Entergy to acquire, directly or indirectly, through the Authorization Period, up to $1.2 billion in energy-related, non-utility assets (including Gulf South) that are incidental to energy marketing and brokering activities of EKLP and its subsidiaries, (iii) EKLP and its subsidiaries to pay dividends out of capital or unearned surplus from time to time, and (iv) EKLP and its subsidiaries to sell energy commodities other than electricity and natural gas (including oil, coal, and risk management services and products) to affiliated utilities "at cost" (as determined in accordance with Rules 90 and 91 under the Act) and in compliance with the terms of the Settlement Agreements (as defined below) previously approved by the Commission.

The Applicants now seek all requisite Commission approvals under the Act through the Authorization Period (i) for Entergy, directly or indirectly, to invest up to $4 billion (including remaining unused investment capacity under the Initial Order) in energy assets in the United States, Canada and Mexico that would be incidental or related to Entergy's energy commodities business (including as currently conducted through EKLP and its Subsidiaries)3 (collectively, "Energy Assets"); (ii) for EKLP and its Subsidiaries to issue guarantees or other forms of credit support to or for the benefit of EKLP's Subsidiaries, to the extent such transactions are not exempt under Rule 16, Rule 52(b) or Rule 45(b)(7) under the Act, subject to the conditions set forth in the Application; (iii) for EKLP and its Subsidiaries to issue and sell other securities, to the extent such transactions are not exempt under Rule 16, Rule 52(b) or Rule 45(b) under the Act, subject to the conditions set forth in the Application; (iv) for Entergy Subsidiaries to enter into interest rate hedging transactions, including Anticipatory Hedges (as hereinafter defined), to the extent such transactions are not exempt under the Act; and (v) for Entergy Subsidiaries to sell goods and services to certain associate non-utility companies at fair market prices, subject to certain conditions set forth in the Application. The Applicants also request approval, to the extent required under the Act, for EKLP and its Subsidiaries to continue to pay dividends out of capital or unearned surplus to their immediate parent companies, and to continue to be permitted to sell services and goods to affiliated utilities and other associate companies.

Investments in Energy Assets and Energy Asset Companies.

The Applicants request approval for Entergy, directly or indirectly, to invest during the Authorization Period up to $4.0 billion (which would include any unused investment authority under the Initial Order (the "Investment Limitation"))4 in Energy Assets, or in the securities of companies ("Energy Asset Companies") which own or will acquire Energy Assets, either directly or indirectly. "Energy Assets" would include, without limitation, oil and natural gas exploration, development, production, gathering, processing, storage and transportation facilities and equipment; liquid oil reserves and storage facilities, and associated facilities; and liquified or compressed natural gas facilities and equipment.5 Energy Asset Companies may also own, directly or indirectly, interests in one or more other businesses which Entergy is permitted or authorized under the Act to acquire and own, including (i) "exempt wholesale generators" under Section 32 of the Act ("EWGs"), (ii) "foreign utility companies" under Section 33 of the Act ("FUCOs" and, together with EWGs, "Exempt Companies")6, (iii) "exempt telecommunications companies" under Section 34 of the Act, or (iv) companies engaged in one or more energy-related businesses of the type specified under Rule 58 of the Act ("Rule 58 Companies"). However, Entergy would not invest in an Energy Asset Company unless substantially all of the consolidated total revenues of such Energy Asset Company were derived from Energy Assets and such other businesses as are permitted or authorized under the Act. In addition, if an Energy Asset Company owns interests in such other businesses as well as Energy Assets, only the portion of Entergy's investment in the securities of such Energy Asset Company which is allocable to such Energy Assets shall apply against the Investment Limitation.7

Energy Assets or Energy Asset Companies may be acquired, in whole or in part, for cash, in exchange for common stock of Entergy (to the extent authorized by the Commission in File No. 70-9749)8, for other securities of EKLP or other Subsidiaries, in consideration of the assumption of debt of the seller of Energy Assets or of an Energy Asset Company, or any combination of the foregoing. If common stock of Entergy is used as consideration in connection with any such acquisition, the aggregate market value of such securities on the date of issuance will be counted against the Investment Limitation. Likewise, the aggregate principal or face amount of securities issued by a Subsidiary to finance such an acquisition, and of any debt assumed by a Subsidiary as consideration in connection with such an acquisition for which there is recourse, directly or indirectly, to Entergy, also would count against the Investment Limitation. Under no circumstances will the Applicants acquire, directly or indirectly, any assets or properties the ownership or operation of which would cause the acquiring company to be an "electric utility company" or a "gas utility company" as defined under the Act. As is the case with Gulf South, any Energy Asset Company (together with any of its affiliates not previously subject to the Act) acquired pursuant to the authorization in this File and which otherwise meets the conditions of Rule 16 will be entitled to an exemption from the Act pursuant to such rule.

It is the intention of the Applicants to acquire Energy Assets as and when market conditions warrant, whether through acquisitions (including acquisition by lease) of specific assets or groups of assets that are offered for sale, or by acquiring Energy Asset Companies (for example, other gas marketing companies which own significant physical assets in the areas of gas production, processing, transportation and storage).

With respect to investments in Canada and Mexico, as in the United States, such Energy Assets would be incidental or related to and would assist Entergy and its Subsidiaries (including Entergy-Koch Trading Canada, ULC, a wholly-owned subsidiary of EKLP, and any other energy commodities trading, marketing or brokering subsidiary hereafter formed or acquired by Entergy) in connection with Entergy's energy commodities business in such countries. The Applicants believe that the request for authorization to invest in Energy Assets in Canada and Mexico is consistent with (i) the Commission's Initial Order in this File authorizing EKLP to engage in the energy commodity business in Canada, (ii) other recent Commission orders,9 (iii) the Commission's recognition of the integration of the North American energy market and the competitive benefits of allowing holding companies to transact in the energy commodity business in such countries, and (iv) recent trends in energy policy as reflected in pending legislation in the United States Congress and administrative actions by U.S. regulatory authorities.

Following or in conjunction with an acquisition of the securities of Energy Asset Companies or other Subsidiaries, the Applicants may determine to transfer such securities or the assets of such Subsidiaries, in whole or in part, to other direct or indirect Subsidiaries of Entergy, or to liquidate or merge Subsidiaries. Such internal transactions would be undertaken in order to eliminate corporate complexities, to combine related business segments for staffing and management purposes, to eliminate administrative costs, to achieve tax savings, or for other ordinary and necessary business purposes. The Applicants request authority to engage in such transactions, to the extent that they are not exempt under the Act,10 through the Authorization Period.

Financing Proposals.

Guarantees.

EKLP, EKT and any other existing or new direct or indirect Subsidiary of EKLP request authority during the Authorization Period (to the extent such transactions are not exempt pursuant to Rule 16 or otherwise) to provide guarantees or other forms of credit support for the financial commitments or other obligations (other than guarantees in respect of indebtedness or other obligations arising under securities issued by such Subsidiaries, which are exempt under Rule 45(b)(7) and Rule 52(b)) of EKLP or any such Subsidiary. Credit support may take the form of direct or indirect guarantees of securities issued by a Subsidiary of EKLP, stand-by equity funding commitments, obligations under capital maintenance agreements or under reimbursement agreements in respect of bank letters of credit, payment obligations under contracts, or other similar financial instruments or contractual undertakings. A guarantor may charge a fee for a guarantee provided on its behalf that is comparable to that which would be payable by the beneficiary for a guarantee from third parties. Any guarantees outstanding at the end of the Authorization Period will continue until expiration or termination in accordance with their terms.

With respect to guarantees issued by EKLP and its Subsidiaries, the Applicants believe that it would be consistent with prior orders of the Commission,11 as well as the stated policy and provisions of Rule 16, to permit EKLP and its Subsidiaries to issue guarantees or provide other forms of credit support to other EKLP Subsidiaries, without limitation as to amount, subject to the conditions specified below. As the Commission explained in adopting Rule 16:

"[A] registered holding company might find it difficult to attract potential co-venturers, to join it in a venture which without the participation of the registered holding company, neither the joint venture nor the other participants would be subject to the Act at all. Rule 16 is meant to eliminate this impediment or disadvantage for the benefit of a registered holding company system.12

The Applicants believe that the considerations warranting the grant of Rule 16 exemptions for companies such as Gulf South apply with equal force to certain transactions undertaken by EKLP and its Subsidiaries (which are 50% owned, and not controlled, by Entergy). The Applicants therefore propose, whether or not such company is itself deemed to be exempt pursuant to Rule 16, that there be no limit hereunder as to the aggregate amount of guarantees issued by EKLP or its Subsidiaries outstanding at any one time, provided that (i) such guarantees are not recourse, directly or indirectly, to Entergy or any domestic utility subsidiary of Entergy; (ii) the aggregate exposure of EKLP and its Subsidiaries under such guarantees13 is reported to the Commission periodically pursuant to Rule 24 under the Act, as described below; and (iii) the aggregate exposure under all such guarantees furnished for the benefit of Rule 58 Companies (including those issued on an exempt basis pursuant to Rule 45(b)(7) and Rule 52(b)), when taken together with Entergy's "aggregate investment" in Rule 58 Companies, will not at any time exceed the investment limitation for "energy-related companies" as set forth in Rule 58.

Except as set forth in the Application, the terms and conditions of any such guarantees, including the duration and expiration thereof, would be the same as now authorized under the Initial Order. The authorization requested in the Application is intended to replace and supercede the $2 billion limitation on EKLP guarantees and other forms of credit support contained in the Initial Order.

Other Non-Exempt Security Issuances.

External Financing.

In addition, as indicated above, the Applicants wish to have the flexibility to acquire Energy Assets, as well as to invest in Subsidiaries, in cash transactions or in transactions in which the seller may wish to receive common stock or other securities of the Applicants or other Subsidiaries. A seller of Energy Assets may, for example, wish to arrange a tax-free transaction in which it receives common stock of Entergy or equity securities of the acquiring Subsidiary. From the Applicants' perspective, having the flexibility to arrange a tax-free transaction may lower the seller's overall sales price. Accordingly, in order to provide the maximum flexibility to finance the purchase of Energy Assets, Energy Asset Companies, or any other acquisitions authorized or permitted under the Act, to the extent such transactions are not exempt under Rule 16, Rule 52(b) and/or Rule 45(b), the Applicants request authority for EKLP, EKT, and any other existing or new direct or indirect Subsidiary of EKLP to issue securities of any type from time to time during the Authorization Period.

The Applicants further request that, subject to compliance with the conditions and reporting requirements set forth in the Application, financings by EKLP or its Subsidiaries for which approval is granted in this File, and financings performed by such companies on an exempt basis under Rule 16 or Rule 52, the proceeds of which are used to invest in Energy Assets or Energy Asset Companies, not reduce the Investment Limitation.

Intercompany Financing.

The Applicants also request authorization, to the extent required under the Act, for EKLP and its Subsidiaries to engage in intercompany financings from time to time during the Authorization Period. In most cases, such financing will be in the form of unsecured loans, and the interest rate on intercompany loans payable by a borrowing company will parallel the cost of capital of the lending company. Accordingly, the Applicants expect that most such intercompany loans will be exempt under Rule 52(b). However, Commission approval is requested for intercompany financing transactions if one or more of the conditions set forth in Rule 52(b) or Rule 45(b) is not satisfied. Furthermore, for the reasons set forth in the Application, the Applicants request that any such intercompany transactions not reduce the Investment Limitation.

The proceeds of the securities authorized to be issued by EKLP and its Subsidiaries in this File would be used for general corporate purposes, including: (i) repayments, redemptions, acquisitions and refinancing of outstanding securities issued by EKLP or its Subsidiaries; (ii) acquisitions of and investments in Energy Assets, Energy Asset Companies, Rule 58 Companies or Exempt Companies, provided that Entergy's "aggregate investment" in Exempt Companies or Rule 58 Companies does not exceed the applicable limit as authorized by rule or order of the Commission; (iii) loans to, and investments in, Subsidiaries; and (iv) other lawful purposes permitted under the Act.

Interest Rate Hedging.

The Applicants request authorization (to the extent such transactions are not exempt under the Act) for Subsidiaries (including EKLP) to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage interest rate cost or risk. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or whose parent companies' senior debt ratings, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch Investor Service.

Interest Rate Hedges will involve the use of financial instruments and derivatives commonly used in today's capital markets, such as interest rate swaps, options, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury obligations. The transactions would be for fixed periods and stated notional amounts. In no case will the notional principal amount of any interest rate swap exceed that of the underlying debt instrument and related interest rate exposure. Thus, Subsidiaries will not engage in speculative Interest Rate Hedge transactions. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

The Applicants also request authorization (to the extent such transactions are not exempt under the Act) for Subsidiaries (including EKLP) to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties. Anticipatory Hedges would be utilized to fix and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury securities (a "Zero Cost Collar"), or (iv) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative transactions appropriate for the Anticipatory Hedges. Anticipatory Hedge transactions may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade ("CBOT"), the opening of over-the-counter positions with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. The relevant Subsidiary will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

The overall guidelines, parameters and controls applicable to any Anticipatory Hedge transaction by a Subsidiary will be the same as those described in the Entergy Financing Order. All Interest Rate Hedges and Anticipatory Hedges will qualify for hedge accounting treatment under the current Financial Accounting Standards Board ("FASB") standards in effect and as determined as of the date such transactions are entered into. Furthermore, Subsidiaries will comply with the then existing financial disclosure requirements of the FASB associated with hedging transactions.

Dividends Out of Capital.

The Applicants further request that EKLP and its Subsidiaries continue to be authorized to declare and pay dividends or other distributions to their parent companies from time to time out of capital or unearned surplus, to the extent permitted by applicable law and applicable constituent documents and financing agreements. EKLP may then pay distributions to Entergy or Koch to the extent that the distributions are based upon (i) a corresponding dividend or other distribution paid to it out of capital or unearned surplus by a Subsidiary that is a direct Subsidiary of EKLP, or (ii) EKLP's direct or indirect ownership of a Subsidiary.

Any dividend or other distribution actually declared and paid by a Subsidiary out of capital or unearned surplus pursuant to the authority requested in the Application will conform to applicable law of such Subsidiary's jurisdiction of organization and applicable restrictions in loan or other financing or organizational agreements.14

Sales of Goods and Services.

EKLP and its Subsidiaries request continued authority to sell energy commodities (other than electricity and natural gas) to the Entergy domestic utility companies, including but not limited to oil, coal and risk management services and products.15 All such transactions will continue to be performed at "cost", determined in accordance with Rules 90 and 91 under the Act. In addition, all such transactions will continue to be carried out in compliance with the terms of the settlement arrangements entered into between the Entergy domestic utility companies and the state regulatory commissions (collectively, the "Settlement Agreements"). In the event that any Entergy domestic utility company renders services to EKLP or any of its Subsidiaries, such transactions would also be performed in accordance with the pricing formula contained in the Settlement Agreements, subject to any requisite further approval under the Act.16

Finally, the Applicants request authority (to the extent such transactions are not exempt from the Act under Rule 16 or otherwise) for EKLP and other Entergy Subsidiaries to provide services or sell goods to other Subsidiaries at fair market prices, under an exemption from the "at cost" standard of Section 13(b) of the Act and Rules 90 and 91 thereunder (to the extent Rule 90(d) does not apply), when the Subsidiary receiving the goods or services is:

          a FUCO or foreign EWG that does not derive any income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale within the United States;
          an EWG that sells electricity at market-based rates approved by the Federal Energy Regulatory Commission ("FERC"), provided that the ultimate purchaser of such electricity is not a Regulated Utility;
          a "qualifying facility" ("QF") under the Public Utility Regulatory Policies Act of 1978, as amended ("PURPA") that sells electricity to industrial or commercial customers for their own use at negotiated prices or to electric utility companies (other than a Regulated Utility) at their "avoided cost," as defined under PURPA;
          a domestic EWG or QF that sells electricity at rates approved by the FERC or a state commission, provided that the ultimate purchaser of such electricity is not a Regulated Utility; or
          a Rule 58 Company, or any other Subsidiary that: (i) is partially owned by Entergy (provided that the ultimate purchaser of such goods or services is not a Regulated Utility); (ii) is engaged solely in the business of developing, owning, operating and/or providing goods and services to the nonutility companies described above; or (iii) does not derive, directly or indirectly, any material part of its income from sources within the United States and is not a "public-utility company" operating within the United States.17

In addition, solely with respect to services or goods that are sold by EKLP or its Subsidiaries to other Entergy Subsidiaries (other than a Regulated Utility), the Applicants request authority for such Subsidiaries to sell services or goods to such associate companies at fair market prices.18 The Applicants believe it is critical to realizing the full benefits of the EKLP joint venture that EKLP's Subsidiaries (particularly EKT) not be unreasonably restricted by the Act in furnishing strategic services, such as risk and asset management services (which could involve EKT taking market risk on behalf of the associate company), to other Entergy non-utility Subsidiaries. The application of the "at cost" rules to such transactions prevents EKT from providing services to Subsidiaries on customary market-based terms, which clearly can create significant disincentives to the provision of services to associate companies, while serving no compelling regulatory purpose. The Applicants therefore assert that an exemption from the "at cost" rules is necessary and appropriate in the specific and limited circumstances set forth in the Application.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

[--------------------------]

[Deputy] Secretary

_____________________________
1. See Holding Company Act Release ("HCAR") No. 27334 (Jan. 5, 2001).

2. Specifically, in accordance with Rule 16, Gulf South (i) is not a "public-utility company" under Section 2(a)(5) of the Act, (ii) is primarily engaged in the transportation and storage of natural gas, (iii) has not more than 50% of its voting securities owned indirectly by Entergy or other registered holding companies, and (iv) pursuant to the Initial Order in this File, was acquired by Entergy under a Commission order issued under Sections 9(a) and 10 of the Act and the rules thereunder.

3. For purposes of the Application, the term "Subsidiary" includes any existing or future direct or indirect non-utility "subsidiary company" (as defined in Section 2(a)(8)(A) of the Act) that is engaged in businesses which Entergy is authorized or permitted by rule or order to acquire or own under the Act, including Rule 58 Companies, Energy Asset Companies and Exempt Companies (each as defined in the Application).

4. After giving effect to its acquisition, through EKLP, of Gulf South, Entergy currently may invest up to approximately $886 million in additional Energy Assets or Energy Asset Companies through the Authorization Period under the Initial Order.

5. "Energy Assets" also may include gas or coal reserves; a pipeline spur that is needed for deliveries of fuel to an industrial customer; and electric metering and customer electric equipment and associated facilities. See Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002).

6. Except for EGT Holding Ltd., EKLP does not currently hold any direct or indirect interest in any EWG or FUCO. However, EKLP wishes to obtain any necessary authorizations that would facilitate EKLP's potential development, acquisition, ownership, operation, administration and financing of one or more future EWGs or FUCOs, as well as additional investments permitted under the Act or approved by the Commission from time to time.

7. Similarly, any portion of such investment allocable to Exempt Companies or Rule 58 Companies owned by such Energy Asset Company would be subject to the applicable investment limitations under Rule 53 (as modified by the June 2000 Order (as hereinafter defined)) and Rule 58, respectively.

8. See Entergy Corporation, HCAR No. 27371 (April 3, 2001).

9. See, e.g., Exelon Corporation, et al., HCAR No. 27545 (June 27, 2002); Cinergy Corp., HCAR No. 27393 (May 4, 2001).

10 In some cases, the sale of securities, assets or an interest in other businesses to an associate company may be exempt under Rule 43(b).

11 See, e.g., National Fuel Gas Co. et al., HCAR No. 26840 (1998); Transok, Inc., HCAR No. 23859 (1985); Columbia Gas System, Inc., HCAR No. 21930 (1981).

12. See Rule to Exempt Certain Non-Utility Subsidiaries and Affiliates Under the Public Utility Holding Company Act of 1935, HCAR No. 21797 (1980).

13. Certain of the guarantees may be in support of obligations which are not capable of exact quantification. In such cases, the Applicants will determine the exposure under such guarantees for purposes of reporting thereof by appropriate means, including estimation of exposure based on loss experience or projected potential payment amounts. Such estimates will be reevaluated periodically, and will in all cases be made in accordance with generally accepted accounting principles.

14. Similar authority has been granted by the Commission in numerous proceedings, including Entergy Corporation, HCAR No. 27039 (June 22, 1999), GPU International, Inc., HCAR No. 27023 (May 14, 1999) and Cinergy Corp., HCAR No. 26984 (March 1, 1999).

15. It is contemplated that Gulf South will continue to provide gas transportation and "unbundled" ancillary services, such as gas storage (including parking and lending), balancing, nominating and scheduling, to Entergy's domestic utility companies in accordance with the terms of open-access tariffs on file with the Federal Energy Regulatory Commission (the "FERC.") Such transactions are generally exempt under the Act pursuant to Rule 81. In addition, other Subsidiaries of EKLP (including EKT) may also from time to time sell electricity and gas to, and purchase electricity and gas from, Entergy's domestic utility companies. Electricity and natural gas are expressly excluded from the definition of "goods" under Rule 80. However, the Entergy domestic utility companies will not sell any other property, equipment or goods to EKLP or its Subsidiaries absent prior Commission approval.

16 See Entergy Corporation, et al., HCAR No. 27040 (June 22, 1999), in which the Commission granted an exemption under Section 13(b)(2) of the Act in order to allow the Entergy domestic utility companies and certain other regulated Subsidiaries of Entergy (collectively, the "Regulated Utilities") to charge cost plus 5%, in accordance with the Settlement Agreements, for services rendered to Entergy's unregulated non-utility Subsidiaries (collectively, "Nonregulated Businesses"). The other pricing provisions in the Settlement Agreements are as follows: (i) transfers of generating assets, fuel and fuel-related assets and of market, technological or similar data by a Regulated Utility to a Nonregulated Business must be priced at market value, (ii) profits on the sale of products developed by a Regulated Utility and marketed by a Nonregulated Business must be divided equally between the two companies, after deduction for the incremental costs associated with making the products available for sale, (iii) development of royalty payments on a case-by-case basis in connection with transfers of product rights, patents, copyrights, or similar rights from a Regulated Utility to a Nonregulated Business, and (iv) use of competitive bidding or similar procedures approved by the appropriate state commission to price any procurements by a Regulated Utility from a Nonregulated Business with a fair market value in excess of $100,000.

17 These five conditions under which market-based pricing is permitted are substantially the same as those the Commission has previously approved for other registered holding companies. See, e.g., FirstEnergy Corp., et al., HCAR No. 27694 (June 30, 2003); E. ON AG, et al., HCAR No. 27539 (June 14, 2002); Alliant Energy Corporation, et al., HCAR No. 27448 (October 3, 2001); and NiSource, Inc., et al., HCAR No. 27265 (November 1, 2000).

18 The Applicants request that this authorization be made effective for services and goods sold by EKLP and to Subsidiaries to such associate companies from and after February 1, 2001, the date on which the partnership was formed pursuant to the Initial Order. The Commission granted similar retroactive treatment in connection with the implementation of transfer pricing exemptions required under the Settlement